SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MGM MIRAGE
(Name of Subject Company (Issuer))

MGM MIRAGE
Dubai World
Infinity World (Cayman) L.P.
(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)
552953101
(CUSIP Number of Class of Securities)

Gary N. Jacobs, Esq.
MGM MIRAGE
3600 Las Vegas Boulevard South
Las Vegas, Nevada 89109
Telephone: (702) 693-7120
and
Abdul Wahid A. Rahim Al Ulama
Dubai World
Infinity World (Cayman) L.P.
Emirates Towers, Level 47
Sheikh Zayed Road
Dubai, United Arab Emirates
Telephone: +971 4 3903800
Copy to:
Janet S. McCloud
Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP
10250 Constellation Boulevard, 19th Floor
Los Angeles, California 90067
Telephone: (310) 556-3000
and
Martin L. Edelman, Esq.
Paul, Hastings, Janofsky & Walker LLP
Park Avenue Tower
75 E. 55th Street
New York, NY 10022
Telephone: (212) 318-6500
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation Not Applicable(1)	Amount of filing fee Not Applicable(1)

(1) In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑       third-party tender offer subject to Rule 14d-1.
☑       issuer tender offer subject to Rule 13e-4.
☐       going-private transaction subject to Rule 13e-3.
☐       amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

MGM MIRAGE AND DUBAI WORLD INCREASE THEIR TENDER OFFER TO 15,000,000 SHARES OF
MGM MIRAGE COMMON STOCK AND SET A FIXED PRICE OF $80.00 PER SHARE
LAS VEGAS, NV — January 16, 2008 — MGM MIRAGE (NYSE: MGM) and Dubai World today jointly announced that they will increase their offer to purchase shares of MGM MIRAGE common stock from 10,000,000 to 15,000,000, and set the tender price at $80.00 per share from the previously announced price range of $75.00 to $80.00 per share. The offer price represents approximately a 20.4% premium over MGM MIRAGE’s closing stock price of $66.47 on January 15, 2008.
With respect to the shares of MGM MIRAGE common stock that are tendered and accepted for purchase pursuant to the offer, MGM MIRAGE will purchase up to 8,500,000 of said shares and Dubai World will purchase up to 6,500,000 of said shares.
Tracinda Corporation is the beneficial owner of 153,837,330 shares of MGM MIRAGE common stock and has informed MGM MIRAGE that it will not tender any of its shares.
Dubai World, through its affiliates Infinity World (Cayman) L.P. and Infinity World Investments LLC, is the beneficial owner of 19,548,838 shares of MGM MIRAGE common stock. It is anticipated that the bidder on behalf of Dubai World will be Infinity World (Cayman) L.P. (“Infinity World”).
Under the procedures for the Tender Offer, MGM MIRAGE’s stockholders will have the opportunity to tender some or all of their shares at a price of $80.00 per share. If more than 15,000,000 shares are properly tendered and not withdrawn, then MGM MIRAGE and Infinity World will purchase shares on a pro rata basis, subject to the conditional tender offer provisions that will be described in the offer to purchase that will be distributed to stockholders. Stockholders whose shares are purchased in the offer will be paid the $80.00 per share price net in cash, without interest, after the expiration of the offer period. The offer is not contingent upon any financing condition or any minimum number of shares being tendered. The offer is subject, however, to a number of other customary terms and conditions to be specified in the offer to purchase that will be distributed to stockholders. No brokerage fees or commissions will be charged to holders who tender their shares.
Neither MGM MIRAGE, its Board of Directors, nor Dubai World and its affiliates are making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any.
* * *
About MGM MIRAGE
MGM MIRAGE (NYSE: MGM), one of the world’s leading and most respected development companies with significant holdings in gaming, hospitality and entertainment, owns and operates 17 properties located in Nevada, Mississippi and Michigan, and has 50% investments in four other properties in Nevada, New Jersey, Illinois and Macau. MGM MIRAGE is developing major casino and non-casino resorts, separately and with partners in Las Vegas, Atlantic City, the People’s Republic of China and Abu Dhabi, U.A.E. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE has received numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company’s website at http://www.mgmmirage.com.
About Dubai World
Dubai World is a major investment holding company which wholly owns or has substantial interest in a portfolio of businesses that includes DP World, Jafza, Nakheel, Dubai Drydocks, Maritime City, Istithmar, Kerzner, One & Only, Atlantis, Barney’s, Island Global Yachting, Limitless, Inchcape Shipping Services, Tejari, Technopark and Tamweel. The Dubai World Group has more than 50,000 employees in over 100 cities around the globe.

Dubai World’s iconic real estate projects include the Nakheel’s Palm developments and The World. The group also has extensive real estate investments in the US, the UK and South Africa, unique hospitality destinations in every corner of the world, and is a leading global port operator. In the last five years, Dubai World has developed 80,000 luxury residential villas and apartments and approximately three million square feet of retail space.
Forward-Looking Statement
Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the company’s public filings with the Securities and Exchange Commission.
Tender Offer Statement
This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of MGM MIRAGE common stock will be made only pursuant to an offer to purchase and related materials that MGM MIRAGE and Infinity World will jointly file with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule TO. After MGM MIRAGE and Infinity World have jointly filed with the SEC such tender offer statement on Schedule TO, MGM MIRAGE stockholders and other investors should read these materials carefully because they will contain important information, including the terms and conditions of the offer. After MGM MIRAGE and Infinity World have jointly filed with the SEC such tender offer statement on Schedule TO, MGM MIRAGE stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, or from Mackenzie Partners, Inc., the information agent for the tender offer. MGM MIRAGE stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

CONTACTS:

INVESTMENT COMMUNITY DAN D’ARRIGO EVP & Chief Financial Officer (702) 693-8895	MEDIA ALAN M. FELDMAN Senior Vice President of Public Affairs (702) 891-7147 afeldman@mirage.com